Mail Stop 3561

March 13, 2007

Max Weissengruber
President
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario
Canada M2J 1G8

> **Re:**   **Freshwater Technologies, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed February 12, 2007**
>   **File No. 333-140595**

Dear Mr. Weissengruber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the table of contents refers to page numbers. Please include page numbers in your document.

Facing Page

2. Please revise the last sentence to refer to the delivery of the prospectus, not the "properties."

Prospectus Summary

3. In the second paragraph you refer to "genetic" components contained in water borne contaminates. In the second paragraph under Description of Business you refer to "generic" components. Please revise.

4. In the risk factor captioned "*Our company relies on two suppliers…*" you refer to ELCE International of Japan, not Switzerland. Please generally review your document for accuracy and consistency.

Risk Factors

Risks Related to our Business

"Our industry is very competitive and we may not be able to achieve long term success."

5. This risk factor which discusses competition from manufacturers of traditional and new age beverages does not appear to be applicable to your business in that you are not a beverage manufacturer. Please delete or advise us.

Description of Business

6. Please revise here and throughout the filing to consistently reflect the development stage of your business and to remove the implication that your activities are otherwise. Your discussion appears to emphasize, for example, your "potential business expansion," the "broad geographic span" of your target market and the "multi-billion dollar global industry" into which water purification and treatment has developed, rather than your current status and activities. This discussion is inappropriate for a development stage enterprise.

7. Please review this section to ensure that you identify the source for the industry and scientific data that you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management's belief, industry data, scientific reports or any other source. Please revise accordingly. If the information is based upon reports, articles, or studies, please provide these documents to us appropriately marked and dated. If they were prepared especially for you and are not publicly available, file a consent from the source. As examples of statements for which you should clarify the source or provide us with are the following:

- "Sterilight branded ultraviolet water treatment systems incorporate ultraviolet light energy that eradicates harmful microbiological contaminants in drinking water."

- "Generic components contained in the water borne contaminants absorb the light energy which disrupts the DNA structure of the contaminants preventing reproduction resulting in drinking water safe for consumption."

- "As water passes through the stainless steel chamber containing the ceramic balls, the balls rotate and rub against each other generating several forms of electrical energy which act to reduce and eliminate the accumulated rust, scale and corrosion that is caused by minerals and salts in the source water."

Again, these are only examples. We may have further comments based upon your response.

8. In addition, please provide support for the qualitative and comparative statements contained in this section and throughout your prospectus. We note, for example:

- R-Can Environmental has "one of the widest ranges of sizes and types of ultraviolet water treatment systems currently manufactured in North America…"

- "We are not aware of any competitor's products that utilize a similar ceramic based, water-flow technology. Given the innovative and unique character of the technology…"

Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Please tell us whether the sources you cite to are publicly available. If they were prepared especially for you and are not publicly available, please file a consent from the source. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise these and similar statements throughout your prospectus as necessary.

Summary of Current Business

9. Describe in reasonable detail your current activities, how they are carried out and by whom. You indicate, for example, you have no employees and no immediate plans to hire any. Please disclose who conducts training, retains

distributors, orders products from your suppliers, etc. Discuss with specificity the material aspects of your operations so investors can clearly understand what you do and how you do it.

10. Please describe your customer base and any major customers. Please describe how you have generated revenues to date and whether your customers are household or commercial.

11. Discuss the cost of your systems and explain how this comports with the cost of living in Peru, Panama and other Central American countries.

12. Discuss any limitations or disadvantages of your products. For example, if your Sterilight system works best or needs to be used with filters, so indicate. If your systems need electricity to function, so indicate.

13. Discuss how you will develop a distribution network, your goals in this regard, your timeframe, costs and sources of funding.

14. You state that currently you market your products to wholesalers, sub-distributors and retailers for re-sale in North America, South America and the Caribbean markets. Please eliminate this statement and state where you have systems in place and how many are functioning.

Sales and Marketing

15. Please refer to the penultimate paragraph of this section. Specifically explain how and when you anticipate marketing your products to the customers you describe, how much this will cost and how you will fund these activities.

Training and Technical Information

16. Describe in greater detail the services and training you provide. Please describe who provided these services and training, to whom were they provided, and at what cost.

Technology

17. Please explain the NSF/EPA drinking water standards you refer to and provide support for your statement

18. Please refer to the last paragraph. There appears to be an error in "piezoeltricity." Also, the definition of "frictional electricity" is unclear. Please revise.

Plan of Operation

Results of Operations for the Period from January 21, 2005 (date of inception)…

19. Please note that the discussion of your results of operations should not merely duplicate the numerical data contained in the financial statements, nor should it merely recite changes in amounts from year to year that are readily computable from the statements or cover information that is obvious from the financial statements. The discussion should describe the substantive reasons underlying the effects of trends, events, demands, commitments and uncertainties. For example, please discuss the underlying reasons for the changes to your consulting, general and administrative and marketing and sales costs from one period to the next. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. See Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

Liquidity and Capital Resources

20. You disclose that you anticipate cash on hand and future revenue "may not" be sufficient to satisfy all of your cash requirements for the next twelve month period. Considering that you have a nominal cash balance, have recognized a nominal amount of revenue since inception, and have projected you may require an additional $1.0–1.4 million to fund your operating expenditures over the next twelve months, please affirmatively state that your cash on hand and short-term revenues will not be sufficient to satisfy your cash requirements for the next twelve-month period.

21. You disclose that your financial requirements for the next twelve months are primarily dependent upon the financial support through credit facilities of your directors and additional private placements of your equity securities. Considering that your current operations cannot support your projected budgetary requirements, please disclose the anticipated priority of your potential financing sources. For example, please indicate whether you intend to seek additional loans from your directors prior to pursuing a private placement and, if so, disclose the maximum amount available under your director credit facilities.

Future Operations

22. We note you disclose your primary objectives for the next twelve month
    period. Considering that you will be forced to scale down or even cease your
    operations if you are unable to obtain additional financing, please ensure you
    describe, if true, fundraising efforts as one of your primary objectives for the
    next twelve month period.

Other Expenses

23. We note you disclose the events and milestones you need to achieve in the
    next twelve months in order to become a going concern. Please clearly
    disclose, if true, that these milestones cannot be achieved without first
    obtaining adequate financing.

Certain Relationships and Related Transactions

24. Please state whether the terms of your related transactions are comparable to
    terms of transactions with unaffiliated third parties.

Executive Compensation

25. We note that you have not provided your executive officers with any
    compensation, however, please update the disclosure that appears here and
    elsewhere to reflect the implementation of the new disclosure requirements
    relating to executive and director compensation and related person disclosure.
    Refer to Securities Act Release 8732A located on our website at
    www.sec.gov.

Financial Statements

26. Please update your filing to include audited financial statements for the year-
    ended December 31, 2006, in accordance with Item 310(g)(2) of Regulation
    S-B.

Statements of Cash Flows, page F-3

27. We note that you classify changes in amounts due to related parties within
    operating activities in your statements of cash flows. Citing relevant
    accounting guidance, please tell us why these amounts should be classified in
    operating activities as opposed to financing activities.

Notes to the Financial Statements

Note 1. Development Stage Company

28. Please explain in further detail how you accounted for the reverse merger
    transaction between HMI Technologies Inc. ("HMI") and Freshwater
    Technologies ("Freshwater"). In doing so, please provide the following
    information:

    - Confirm and disclose that HMI was a shell company and that you
      accounted for the transaction as a recapitalization outside the scope of
      SFAS 141. If you did account for the transaction as a recapitalization,
      please remove all references to the purchase method of accounting;

    - Detail for us the balance sheet adjustments you recorded on the acquisition
      date. To assist in our review, provide us with a tabular presentation of
      your balance sheet on the acquisition date that includes columns for (1)
      HMI before the merger, (2) Freshwater before the merger, (3) acquisition
      adjustments, and (4) the consolidated company after the merger. Since it
      does not appear you applied all necessary recapitalization adjustments to
      your historical equity balances, please ensure that you retroactively restate
      those balances to reflect the exchange ratio established in the merger
      agreement. In doing so, the equivalent number of common shares of HMI
      received in the exchange by the stockholders of Freshwater should be
      allocated to the capital transactions of Freshwater and the shares retained
      by HMI shareholders should be reflected as issued on the reverse merger
      date in return for the net assets of HMI.

    - Explain how the transaction impacted your historical earnings per share
      computations, including the effect on your weighted average shares
      outstanding. Since it does not appear that you retroactively restated your
      historical EPS calculations, please revise those figures accordingly; and

    - Confirm that you recognized the costs of the transactions directly to equity
      only to the extent of cash received and that you charged to expense all
      costs in excess of cash received.

Note 2. Summary of Significant Accounting Policies

j) Revenue Recognition

29. You disclose that you recognize revenue when your product is shipped.
    Please disclose in your critical accounting policies and revenue recognition
    policy footnote whether your stated shipping terms are FOB shipping point or

> FOB destination pursuant to your sales agreements with customers. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. If your sales agreements state that title passes upon shipment, tell us what consideration you gave to customer acceptance provisions and/or a history of replacing goods damaged or lost in transit that may make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Since you also utilize a distributor network to install your products at customer locations, please tell us why recognition of revenue prior to completion of these installation services is in accordance with GAAP.

30. We note that your allowance for doubtful accounts is unusually large and nearly or exactly equals your gross accounts receivable balance as of September 30, 2006 and December 31, 2005. Please tell us and disclose in further detail the nature and composition of your accounts receivable balance and why you reserved all or approximately all of the gross balance. If a portion of your accounts receivable balance did not result from sales of products and/or services to customers, please reclassify that portion to a separate receivable line item on your balance sheet. Please also expand your disclosures to describe the methods you use to evaluate the creditworthiness of your customers.

Legality Opinion, Exhibit 5.1

31. Counsel's legality opinion must speak as of the effective date of the registration statement, therefore, the statement that you assume no obligation to revise or supplement the opinion letter should the laws be changed after February 9, 2007, the date of the letter, is inappropriate. Please advise or revise.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Peggy Kim, Senior Staff Attorney at (202) 551-3411, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kari Richardson, Esq.
        Clark Wilson LLP
        Fax: (604) 687-6314